Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s post-effective amendment No. 1 to the shelf registration statement on Form F-3 (File No. 333-224357) filed with the United States Securities and Exchange Commission (the “SEC”) on 20 September 2019.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

CNOOC Finance (2013) Limited

(Incorporated in the British Virgin Islands with limited liability) as Issuer

US$1,000,000,000 2.875% Guaranteed Notes due 2029

(Stock Code: 40015)

US$500,000,000 3.300% Guaranteed Notes due 2049

(Stock Code: 40016)

Unconditionally and irrevocably guaranteed by

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners

(in alphabetical order)

Bank of China	Citigroup	Goldman Sachs (Asia) L.L.C.	J.P. Morgan	UBS

Joint Bookrunners

(in alphabetical order)

Agricultural Bank of China Limited	The Bank of East Asia, Limited	BOCOM International

China International Capital Corporation	ICBC International	Société Générale Corporate & Investment Banking

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in US$1,000,000,000 aggregate principal amount of 2.875% guaranteed notes due 2029 (the “2029 Notes”) and US$500,000,000 aggregate principal amount of 3.300% guaranteed notes due 2049 (the “2049 Notes”, together with the 2029 Notes, the “Notes”) of CNOOC Finance (2013) Limited, guaranteed by the Company by way of debt issue to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong)) only as described in the prospectus dated 20 September 2019, the free writing prospectuses dated 25 September 2019 and 27 September 2019, respectively, and the prospectus supplements dated 25 September 2019 and 27 September 2019, respectively, and such permission to deal in the Notes is expected to become effective on or about 2 October 2019.

Hong Kong, 30 September 2019

As at the date of this announcement, the board of the Issuer comprises:

CNOOC Limited

As at the date of this announcement, the board of the Company comprises:

Executive Director	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

Non-executive Director
Wang Dongjin (Vice Chairman)